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                              May 16, 2023

       Aglika Dotcheva
       Chief Financial Officer
       Riskified Ltd.
       220 5th Avenue, 2nd Floor
       New York, NY 10001

                                                        Re: Riskified Ltd.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-40692

       Dear Aglika Dotcheva:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 4. Information on the Company
       Our Merchants, page 57

   1. Please revise the charts to make the legends and axis labels more easily readable.
       Item 5. Operating and Financial Review and Prospects
       A. Operating Results
       Comparison of the Years Ended December 31, 2022 and 2021, page 73

   2. You attribute part of the growth in revenue to new merchants. Please discuss and quantify the effect for each
factor identified.
   3. Please expand your discussion of cost of revenues to discuss the drivers related to increase in net chargeback
expenses. You recorded net chargeback expenses of $103.2 million and
                                                        $85.5 million for the
years ended December 31, 2022 and 2021, respectively. However, your provision for
chargebacks, net on your consolidated balance sheets were
 Aglika Dotcheva
Riskified Ltd.
May 16, 2023
Page 2
         $12.0 million and $12.0 million as of December 31, 2022 and 2021, respectively. Please explain how the chargeback expenses impact your gross margins and discuss material future trends that would be relevant to an investor.
Consolidated Financial Statements
General, page F-1

4. Please tell us how you considered the disclosures specified in Rule 12-09 of Regulation S-
         X with regard to valuation and qualifying accounts. In this regard, we note your liability for guarantee obligations and your provision for chargebacks. In the alternative, information similar to that specified under ASC 460-10-50-8 would provide a comparable roll forward.
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-15

5. You state on page F-16 that access to your cloud-hosted software is considered one performance obligation in the context of the contract and accordingly the transaction price is allocated to this single performance obligation. However, you state on page F-15 that your fee is allocated between the consideration owed to you for your fraud review service and the consideration owed to you for issuing indemnification guarantees which are recorded at fair value. Please revise or advise as appropriate.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Nasreen Mohammed at 202-551-3773 or Lyn Shenk at 202-551-3380
with any questions.



FirstName LastNameAglika Dotcheva                             Sincerely,
Comapany NameRiskified Ltd.
                                                              Division of
Corporation Finance
May 16, 2023 Page 2                                           Office of Trade &
Services
FirstName LastName